AMENDED SCHEDULE A

dated May l, 2019

to the

INVESTMENT ADVISORY AGREEMENT

dated July 17, 2017 between

THE ADVISORS' INNER CIRCLE FUND III

and

INVESTEC ASSET MANAGEMENT NORTH AMERICA, INC.

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Investec Global Franchise Fund	0.75%
Investec Emerging Markets Equity Fund	0.75%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS' INNER CIRCLE FUND III		INVESTEC ASSET MANAGEMENT NORTH AMERICA, INC.

By:	/s/ Michael Beattie	By:	/s/ Dana A. Troetel
Name:	Michael Beattie	Name:	Dana A. Troetel
Title:	President	Title:	Head of Legal, Americas

		By:	/s/ Andre van Heerden
		Name:	Andre van Heerden
		Title:	Business Manager, North America